Exhibit 99.1

JD.com Announces JD Property’s Series B Financing

Beijing, China, March 28, 2022 (GLOBE NEWSWIRE)––JD.com, Inc. (“JD.com”) (Nasdaq: JD; HKEx: 9618), a leading supply chain-based technology and service provider, today announced that JD Property, a subsidiary of JD.com and the infrastructure asset management and integrated service platform within the group, has entered into definitive agreements for its non-redeemable series B preferred share financing with investors led by Hillhouse Investment, Warburg Pincus, and one leading global institutional investor, among others. The total amount raised in this round is expected to be approximately US$800 million.

The transaction is subject to customary closing conditions. JD.com will remain the majority shareholder of JD Property after the completion of this transaction. It is expected that the financing will facilitate JD Property’s business expansion and model transformation, and further strengthen its infrastructure property management capabilities, so as to further enhance its leading position in China’s modern logistics infrastructure industry.

About JD.com

JD.com is a leading supply chain-based technology and service provider. JD.com’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. JD.com has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the consummation of the transaction; the risk that certain closing conditions of the transaction may not be satisfied on a timely basis, or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; adverse changes in general economic or market conditions; actions by third parties, including government agencies, that may adversely affect the proposed transaction; JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; impact of the COVID-19 pandemic; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

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